EXHIBIT 99.1

AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

JUNE 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company’s auditors have not performed a review of these condensed interim financial statements.

Amarc Resources Ltd.
Statement of Financial Position
(Unaudited - Expressed in Canadian Dollars)

		June 30, 2026	March 31, 2026
	Note	($)	($)

ASSETS
Current Assets
Cash	3	4,502,858	1,414,013
Amounts receivable and other assets	5	159,569	110,319
Marketable securities	4	5,509	5,514
Total Current Assets		4,667,936	1,529,846

Non-Current Assets
Investment in Aurora Minerals	7	1	1
Restricted cash		514,546	514,546
Right-of-use asset	13	157,518	1,681
Total Assets		5,340,001	2,046,074

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	8	1,252,336	894,353
Advanced contributions received	6(c),7	1,451,819	529,583
Director’s loan	9	1,075,778	1,050,846
Due to related parties	11	207,242	311,905
Lease liability	13	24,442	2,347
Total Current Liabilities		4,011,617	2,789,034

Non-Current Liabilities
Lease liability	13	133,457	-
Total Liabilities		4,145,074	2,789,034

Shareholders’ Equity (Deficiency)
Share capital	10	69,746,914	69,645,197
Reserves	10	4,492,880	4,482,430
Accumulated deficit		(73,044,867)	(74,870,587)
Total Shareholders’ Equity		1,194,927	(742,960)
Total Liabilities and Shareholders’ Equity		5,340,001	2,046,074

Nature of operations and going concern (note 1)

Subsequent events (note 16)

The accompanying notes are an integral part of these financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

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Amarc Resources Ltd.

Statements of Net (Income) Loss and Comprehensive (Income) Loss

(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three Months Ended June 30th,
		2026	2025
	Note	($)	($)
Expenses
Exploration and evaluation	6,12	298,870	6,567,364
Administration		579,390	426,967
Legal, accounting and audit		101,524	34,225
Office and administration	11(b),12	104,529	145,967
Rent		2,806	(14,149)
Shareholder communication		202,382	115,988
Travel and accommodation		136,508	118,267
Trust and regulatory		31,641	26,669
Equity-settled share-based compensation		61,567	62,265
Cost recoveries	6	(2,698,546)	(6,262,208)
Total (Recoveries) Expenses		(1,758,719)	794,388

Other Items

Accretion expense - office lease		3,152	730
Amortization of right-of-use asset		7,114	5,044
Finance income		(17,509)	(11,203)
Foreign exchange loss		812	261
Interest expense – director’s loans	9	24,932	24,932
Other fee income	7	(85,502)	(447,541)
Transaction cost – director’s loans	9	–	12,418
Net (Income) Loss		(1,825,720)	379,029

Other Comprehensive (Income) Loss

Items that will not be reclassified subsequently to loss (income)
Change in value of marketable securities	4	5	13,131
Total Other Comprehensive (Income) Loss		(1,825,715)	392,160

Basic and diluted loss (income) per share		(0.01)	0.00

Weighted average number of common
shares outstanding		225,517,254	224,295,862

The accompanying notes are an integral part of these financial statements.

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Amarc Resources Ltd.

Statements of Changes in (Deficiency) Equity

(Expressed in Canadian Dollars, except for share information)

	Share Capital		Reserves
	Number of Shares	Amount	Share-Based Payments Reserve	Investment Revaluation Reserve	Share Warrants Reserve	Deficit	Total

Balance at April 1, 2025	224,194,032	68,863,511	2,745,167	(1,612,891)	3,135,098	(73,940,600)	(809,715)

Net loss for the period	–	–	–	–	–	(379,029)	(379,029)
Other comprehensive loss for the period	–	–	–	(13,131)	–	–	(13,131)
Total Comprehensive Loss	–	–	–	(13,131)	–	(379,029)	(392,160)

Shares issued through exercise of options	133,332	16667	–	–	–	–	16,667
Fair value reversal of options exercised	–	12,719	(12,719)	–	–	–	–
Equity-settled share-based compensation	–	–	62,265	–	–	–	62,265
Balance at June 30, 2025	224,327,364	68,892,897	2,794,713	(1,626,022)	3,135,098	(74,319,629)	(1,122,943)

Balance at April 1, 2026	225,377,364	69,645,197	2,976,795	(1,629,463)	3,135,103	(74,870,587)	(742,955)

Net income for the period	–	–	–	–	–	1,825,720	1,825,720
Other comprehensive loss for the period	–	–	–	(5)	–	–	(5)
Total Comprehensive Loss	–	–	–	(5)	–	1,825,720	1,825,715

Shares issued through exercise of options	190,000	50,600	–	–	–	–	50,600
Fair value reversal of options exercised	–	51,117	(51,117)	–	–	–	–
Equity-settled share-based compensation	–	–	61,567	–	–	–	61,567
Balance at June 30, 2026	225,567,364	69,746,914	2,987,245	(1,629,468)	3,135,103	(73,044,867)	1,194,927

The accompanying notes are integral part of these financial statements.

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Amarc Resources Ltd.

Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

		Three Months Ended June 30th,
		2026	2025
	Note	($)	($)
Operating Activities

Net income (loss) for the period		1,825,720	(379,029)

Adjustments for:

Amortization of right-of-use asset	13	7,114	5,044
Equity-settled share-based compensation		61,567	62,265
Interest expense – director’s loans	9	24,932	–
Office lease accretion per IFRS 16	13	3,152	730
Office base rent recorded as lease reduction per IFRS 16	13	(10,549)	(7,041)
Transaction cost – director’s loans	9	–	12,418

Changes in non-cash working capital items:

Amounts receivable and other assets		(49,250)	(192,167)
Accounts payable and accrued liabilities		357,986	1,593,720
Advanced contributions received	6(c),7	922,236	1,639,235
Due to related parties		(104,663)	75,204
Net Cash Provided By Operating Activities		3,038,245	2,810,379

Financing Activities

Proceeds from option exercises	10(a)	50,600	16,667
Net Cash Provided By Financing Activities		50,600	16,667

Net increase in cash for the period		3,088,845	2,827,046
Cash, beginning balance		1,414,013	1,211,297
Cash, Ending Balance		4,502,858	4,038,343

The accompanying notes are an integral part of these financial statements.

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AMARC RESOURCES LTD. Notes to the Financial Statements. For the Three Months Ended June 30, 2026, and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

1. NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (“Amarc” or the “Company”) is a company incorporated under the laws of the Province of British Columbia (“BC”). Its principal business activity is the acquisition and exploration of mineral properties. The Company’s mineral property interests are in BC. The address of the Company’s corporate office is 14th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and the future profitable production from its mineral property interest or proceeds from the disposition of its mineral property interests.

These unaudited condensed interim financial statements as at and for the three months ended June 30, 2026 (the “Interim Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at June 30, 2026, the Company had cash of $4,502,858, working capital of $656,319, and an accumulated deficit of $73,044,867.

The Company will need to seek additional financing to meet its exploration and development objectives. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funding can be raised through financing activities. These factors indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

These Interim Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2. MATERIAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a) Statement of compliance

The Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS® Accounting Standards”) applicable to the preparation of interim financial statements, including International Auditing Standard (“IAS”) 34, Interim Financial Reporting. These Interim Financial Statements do not include all disclosures required for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited financial statements for the year ended March 31, 2026, which have been prepared in accordance with IFRS® Accounting Standards.

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AMARC RESOURCES LTD. Notes to the Financial Statements. For the Three Months Ended June 30, 2026, and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

These Interim Financial Statements have been prepared using accounting policies consistent with those used in the Company’s audited financial statements for the year ended March 31, 2026.

Board of Directors of the Company authorized these Financial Statements for issuance on August 25, 2026.

(b) Basis of presentation and measurement

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

These Financial Statements are presented in Canadian dollars (“CAD”), which is also the Company’s functional currency. At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into CAD using the exchange rate in effect at that date. At the period-end date, unsettled monetary assets and liabilities are translated into CAD using the exchange rate in effect at the period-end date and the related translation differences are recognized in net income or loss.

(c) New and amended IFRS Accounting Standards pronouncements

IFRS 18 Presentation and Disclosures in Financial Statements

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosures in Financial Statements. The objective of the new standard is to set out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. The new standard is effective for reporting periods beginning on or after January 1, 2027. Management is currently assessing the impact of the new standard on the Company’s interim and annual financial statements.

Amendments to IFRS 9 and IFRS 7

On May 30, 2024, the IASB issued amendments to the classification and measurement of financial instruments to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the sole payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after January 1, 2026. Management is currently assessing the impact of the new standard on the Company’s interim and annual financial statements.

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AMARC RESOURCES LTD. Notes to the Financial Statements. For the Three Months Ended June 30, 2026, and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

3. CASH

The Company’s cash is invested in business accounts, which are available on demand by the Company. The cash balance at June 30, 2026 included $118,246 of advance contributions to be spent on exploration expenditures (note 7) and $1,333,573 in deferred expenditures for services agreement (note 8).

4. MARKETABLE SECURITIES

As at June 30, 2026, the fair value of its current holdings was $5,509 (March 31, 2026 - $5,514) and during the three months ended June 30, 2026 there was a negative change in value adjustment of $5 (year ended March 31, 2026 – $16,572 negative change). The marketable securities include 550,000 shares of Carlyle Commodities Corp., a Canadian public company listed on the TSX Venture Exchange.

As at June 30, 2026, the Company held the following marketable securities:

Company	Shares Held	Cost	Fair Value At June 30, 2026	Fair Value At March 31, 2026	Change in Fair Value
	(#)	($)	($)	($)	($)
Carlyle Commodities Corp Shares	550,000	907,500	5,500	5,500	–
Other Shares	1,678,839	14,237	9	14	(5)
Total	2,778,839	1,648,737	5,509	5,514	(5)

5. AMOUNTS RECEIVABLE AND OTHER ASSETS

	June 30, 2026	March 31, 2026
	($)	($)
Sales tax refundable	76,718	–
Prepaids	82,851	110,319
	159,569	110,319

6. EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

During the three months ended June 30, 2026, the Company incurred $298,870 (three months ended June 30, 2025 - $6,567,364) on exploration and evaluation expenses and recorded cost recoveries of $2,698,546 from its partners (three months ended June 30, 2025 - $6,262,208), both of which have been included in the statements of net (income) loss and comprehensive (income) loss. The following tables summarize the exploration and evaluation expenses incurred.

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AMARC RESOURCES LTD. Notes to the Financial Statements. For the Three Months Ended June 30, 2026, and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

	IKE	JOY	DUKE	OTHER	TOTAL
Three Months Ended June 30, 2026	($)	($)	($)	($)	($)
Assays and analysis	1,692	–	8,763	–	10,455
Drilling	–	–	29,847	10,952	40,799
Environmental	–	–	107	–	107
Equipment rental	4,050	–	2,521	6,262	12,833
Geological, including geophysical	780	–	17,491	40,059	58,330
Graphics	–	–	126	–	126
Operations support	3,784	–	16,852	2,319	22,955
Property acquisition and assessments costs	–	–	139	100,000	100,139
Socioeconomic	2,401	–	6,815	13,780	22,996
Travel and accommodation	–	–	25,688	4,442	30,130
Total	12,707	–	108,349	177,814	298,870

	IKE	JOY	DUKE	OTHER	TOTAL
Three Months Ended June 30, 2025	($)	($)	($)	($)	($)
Assays and analysis	32,389	133,114	53,377	24,400	243,280
Drilling	424	357,201	1,568,494	–	1,926,119
Environmental	330	8,087	8,797	–	17,214
Equipment rental	–	2,470	8,129	2,182	12,781
Freight	–	84,564	81,521	–	166,085
Geological, including geophysical	43,862	370,524	568,944	56,065	1,039,395
Graphics	106	6,521	–	43	6,670
Helicopter and fuel	–	341,149	1,030,136	–	1,371,285
Operations support	6,744	427,305	396,249	–	830,298
Property acquisition and assessments costs	4,225	15,024	4,745	105,200	129,194
Socioeconomic	8,952	145,095	22,500	825	177,372
Technical data	–	–	146	–	146
Travel and accommodation	485	132,139	509,979	4,922	647,525
Total	97,517	2,023,193	4,253,017	193,637	6,567,364

Below is a summary of the Company’s major exploration property interests, together with the material property transactions.

(a) IKE District

The IKE District is subject to the following royalties:

•	A 1% net smelter return (“NSR’) on the IKE Property mineral claims capped at $2 million, which can be repurchased at any time for $2 million. An additional 2% NSR, subject to the Company retaining the right to purchase up to the entire royalty amount by the payment of up to $4 million. The Company has also agreed to make annual advance royalty payments of $50,000 to the holders of the 2% NSR royalty interest and, upon completion of a positive feasibility study, to issue to these same parties 500,000 common shares.

•	A 2% NSR on the Granite Property mineral claims which can be purchased for $2 million. In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite Property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

•	The entire IKE District is subject to a 1% NSR royalty from mine production capped at a total of $5 million.

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AMARC RESOURCES LTD. Notes to the Financial Statements. For the Three Months Ended June 30, 2026, and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

(b) JOY District (Note 7)

The JOY District is comprised of: the AuRORA Au-Cu-Ag Deposit, PINE Au-Cu Deposit, and the TWINs and CANYON Au-Cu Discoveries together with Paula Property, JOY Property, Brenda Property and PIL Property.

JOY District Agreement with Freeport

On May 11, 2021, the Company and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX) entered into a Mineral Property Earn-in Agreement (the “Agreement”) whereby Freeport may acquire up to a 70% ownership interest of the JOY District. To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5-year term. On May 11, 2025, Freeport earned the 60% interest under an accelerated timeframe and a private joint venture corporation, Aurora Minerals Ltd. (“AuRORA Minerals”) was established to hold the mineral rights and title and to operate the JOY District (note 8). Freeport also elected to earn an additional 10% interest, for an aggregate 70% interest by sole funding a further $75 million within the following five years at a rate of no less than $10 million per year. Freeport is not obliged to continue funding Stage 2 and may abandon it at any time and revert to the 60:40 ownership arrangement.

The JOY District is subject to the following NSR royalties:

•	On November 21, 2017, Amarc acquired 100% interest in the 7,200 hectare JOY Property from a private vendor. This property is subject to an underlying 3% NSR royalty from production to a former owner, which is capped at $3.5 million.

•	The PINE Property is subject to a 3% NSR royalty capped at $5 million payable from production.

•	A 2.5% net profits interest (“NPI”) on mineral claims comprising approximately 96% of the PINE Property, which are subject to the above 3% NSR with a 1% NSR on the balance of the mineral claims that are not subject to the 3% NSR. The NPI royalty can be reduced to 1.25% at any time for $2.5 million in cash or shares. The 1% NSR royalty can be reduced to 0.5% for $2.5 million in cash or shares.

•	The Paula claim is subject to a 1% NSR royalty payable from commercial production that is capped at $500,000.

(c) DUKE District

In November 2016, the Company agreed to acquire a 100% interest in certain mineral claims from a private company owned by one of its directors, reimbursing $168,996 in acquisition costs. These claims are included in the EIA with Boliden (below).

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AMARC RESOURCES LTD. Notes to the Financial Statements. For the Three Months Ended June 30, 2026, and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

On July 7, 2023, the Company entered into a mineral property option agreement with an arms-length third party optionor to acquire a 100% interest in and to a property, subject to a 2% NSR royalty in the event of commercial production on the property, payable until $10 million has been paid after which the NSR shall cease. To acquire the property, the Company issued 200,000 common shares and must make annual cash payments of $5,000 to the optionor plus funding an annual scholarship for Indigenous students for a period of 10 years in the amount of $20,000 per year. This property is included in the EIA with Boliden (below).

DUKE District Agreement with Boliden

On November 22, 2022, the Company announced that it had entered into a Mineral Property Earn-in Agreement (the “EIA”) with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group. Under the terms of the EIA, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District. To earn an initial 60% interest Boliden must fund $30 million of exploration and development expenditures within four years of the effective date of the EIA. Upon earning a 60% interest, Boliden can elect to earn an additional 10% interest in the Duke District, for an aggregate 70% interest, by funding an additional $60 million of exploration and development expenditures at a minimum rate of $10 million per year over the ensuing six years. As of December 31, 2025, Boliden had funded $30 million and earned a 60% interest in the Duke District. Boliden elected not to exercise the option to increase its interest from 60% to 70%.

DUKE Joint Venture Agreement

On April 30, 2026, Amarc and Boliden signed a joint venture agreement to jointly operate the DUKE District (the “DUKE JV”) effective April 1, 2026. Concurrently, the EIA was terminated. Boliden appointed Amarc as the operator for the DUKE JV. Under the DUKE JV, Boliden will now participate as to 60% and Amarc 40% in future programs of the DUKE JV, subject to standard dilution provisions in the event of non-participation.

During the three months ended June 30, 2026, the Company recorded 40% of exploration and evaluation expenditures on DUKE JV in the statements of net (income) loss and comprehensive (income) loss. The unspent amount of contributions received from Boliden on DUKE JV is recorded as a liability in the statements of financial position. As at June 30, 2026, the Company recorded advanced contributions balance of $118,246 (March 31, 2026 – $305,349).

(d) Other property transactions

On May 16, 2022, the Company entered into a mineral claims option agreement with an arms-length third party optionor to acquire a 100% interest in and to a property. The property is subject to a 2% NSR royalty in the event of commercial production, payable until $10 million has been paid after which the NSR royalty reduces to 0.5%.

To acquire its interest, the Company paid $100,000 during the year ended March 31, 2023 and shall pay $100,000 on or before May 31, 2023 and each year thereafter to, and including, May 31, 2031 until an aggregate of $1 million has been paid to the optionor. As of June 30, 2026, an aggregate of $500,000 has been paid.

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AMARC RESOURCES LTD. Notes to the Financial Statements. For the Three Months Ended June 30, 2026, and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

7. JOINT VENTURE CORPORATION – AURORA MINERALS LTD.

On August 20, 2025, the Company and Freeport formed a private joint venture corporation, AuRORA Minerals to operate the JOY District (note 6(b)). AuRORA Minerals holds the JOY District mineral rights and titles with Freeport owning 60% and Amarc owning 40% of the common shares of AuRORA Minerals. Freeport is the operator of AuRORA Minerals and has appointed Amarc as its primary contractor to manage JOY District exploration programs under a separate services agreement. AuRORA Minerals is governed by a shareholders agreement between Amarc and Freeport.

AuRORA Minerals was formed by the initial contribution of each of Amarc and Freeport of their respective 40% and 60% interests in the JOY District in consideration for the same percentage of common shares in the equity of AuRORA Minerals.

The transfer of such non-monetary consideration in exchange for the joint venture equity interest was considered to lack commercial substance and accordingly no gain or loss was recorded by the Company.

After the establishment of AuRORA Minerals, Freeport has elected to solely fund stage 2 expenditures in the aggregate of $75 million within the next five years from the establishment of AuRORA Minerals with a minimum required spend of $10 million per year. When stage 2 is completed, Freeport’s ownership of AuRORA Minerals will increase to 70% and Amarc will be diluted to 30%. Freeport is not obliged to continue funding stage 2 and may abandon it at any time and remain at 60% ownership (note 7).

During the three months ended June 30, 2026, Amarc provided, as a contractor, $1,699,516 in services in relation to exploration and evaluation expenditures to AuRORA Minerals. As a result, Amarc earned a contractor fee of $72,308 as manager and primary contractor of the JOY District which has been recorded as other fee income.

The Company’s interest in AuRORA Minerals is accounted for by using the equity accounting method on the basis that it retains significant influence over its operations. Amarc reports the carrying value of its investment in AuRORA Minerals at a nominal value of $1. Summarized financial information of AuRORA Minerals are set out below:

	June 30, 2026	March 31, 2026
Description	($)	($)
Current assets	782,530	3,863,303
Non-current assets	4,393,431	-
Current liabilities	25,000	142,304
Expenses	1,833,950	7,526,241
Net loss	1,833,950	7,526,241

As at June 30, 2026, the Company has a liability for advanced contributions received of $1,333,573 which represents unspent JOY District exploration and evaluation expenditures advanced by AuRORA Minerals.

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AMARC RESOURCES LTD. Notes to the Financial Statements. For the Three Months Ended June 30, 2026, and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2026	March 31, 2026
	($)	($)
Accounts payable	822,052	298,194
Accrued liabilities	430,284	596,159
Total	1,252,336	894,353

9. DIRECTOR’S LOAN

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum. On November 25, 2024, the Lender agreed to extend the repayment date of the Loan to November 26, 2025. On November 25, 2025, the repayment date of the Loan was further extended to January 4, 2027 or earlier pending the achievement of certain financing milestones. Interest is accrued monthly and will be paid as amended, by the Loan maturity date.

The continuity of the Loan balance is as follows:

Balance, March 31, 2025	966,304
Interest expense	100,000
Amortization of transaction costs	34,678
Cash interest paid	(50,136)
Closing balance, March 31, 2026	1,050,846
Interest expense	24,932
Closing balance, June 30, 2026	1,075,778

Current portion	1,075,778
Non-current portion	-

	Three Months Ended	Year Ended
Finance Expenses	June 30, 2026	March 31, 2026
	($)	($)
Interest on loan	24,932	100,000
Amortization of transaction costs	–	34,678
Total	24,932	134,678

10. SHARE CAPITAL AND RESERVES

(a) Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

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AMARC RESOURCES LTD. Notes to the Financial Statements. For the Three Months Ended June 30, 2026, and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

During the three months ended June 30, 2025, 133,332 common shares were issued as a result of exercise of share purchase options.

During the three months ended June 30, 2026, 190,000 shares were issued because of the exercise of share purchase options.

As at June 30, 2026, the total number of issued and outstanding common shares is 225,567,364 (March 31, 2026: 225,337,364).

(b) Share purchase options

The following summarizes changes in the Company’s share purchase options:

	June 30, 2026		March 31, 2026
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Beginning balance	$0.218	6,312,000	0.133	5,945,332
Cancelled	$0.279	(21,667)	0.670	(50,000)
Exercised	$0.266	(190,000)	0.274	(183,332)
Granted	–	–	1.115	600,000
Ending Balance	0.217	6,100,333	0.218	6,312,000

The following summarizes information on the options outstanding and exercisable as at June 30, 2026:

		Weighted Average
		Remaining Contractual	Number of Options	Number of Options
Exercise price	Expiry date	Life (years)	Outstanding	Exercisable
$0.11	22-Mar-29	2.73	5,100,000	5,100,000
$0.11	22-Mar-27	0.73	267,000	267,000
$0.67	4-Feb-30	3.60	133,333	88,889
$0.68	27-Jun-30	3.99	100,000	100,000
$0.77	9-Jul-27	1.02	100,000	100,000
$1.31	25-Feb-31	4.66	400,000	133,333
Total		2.78	6,100,333	5,789,222

During the year ended March 31, 2026, the Company granted 600,000 share purchase options at a weighted average exercise price of $1.12 to its employees and contractors, for a period of two to five years. During the year ended March 31, 2025 the Company granted 290,000 share purchase options to certain associates at a weighted average exercise price of $0.67, for a period of five years. All of the options are subject to the required TSX Venture Exchange acceptance and customary vesting provisions.

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AMARC RESOURCES LTD. Notes to the Financial Statements. For the Three Months Ended June 30, 2026, and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

The Company uses the Black-Scholes option pricing model to estimate the fair value for all stock-based compensation. The expected volatility assumption inherent in the pricing model is based on the historical volatility of the Company’s shares over a term equal to the expected term of the options granted. The weighted average assumptions used in the option pricing model and the resulting weighted average fair values per option for the options granted during the three months ended June 30, 2026 and the year ended March 31, 2026 were as follows:

Description	June 30, 2026	June 30, 2025

Risk-free rate:	N/A	2.86%
Expected life:	N/A	5 years
Expected volatility:	N/A	110%
Expected dividends:	N/A	$Nil
Weighted average fair value per option:	N/A	$0.54

(c) Share purchase warrants

The following summarizes changes in the Company’s share purchase warrants:

	June 30, 2026		March 31, 2026
	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants
Beginning balance	$0.08	4,807,693	$0.08	4,807,693
Exercised	N/A	N/A	N/A	N/A
Ending Balance	0.08	4,807,693	0.08	4,807,693

The following summarizes information on the warrants outstanding as at June 30, 2026:

Exercise Price	Expiry Date	Weighted Average Remaining Contractual Life (Years)	Warrants Outstanding

$0.080	1-Dec-28	2.42	4,807,693
		2.42	4,807,693

11. RELATED PARTY TRANSACTIONS

	June 30, 2026	March 31, 2026
Due to Related Parties	($)	($)
Hunter Dickinson Services Inc.	183,268	269,360
United Mineral Services Ltd.	–	12,332
High Hills Consulting Ltd.	21,047	17,648
Diane Nicolson	2,927	12,565
Total	207,242	311,905

(a) Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors and officers of the Company.

During the year ended March 31, 2026, the Company’s President, Chief Executive Officer and Director, and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (note 11(b)).

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AMARC RESOURCES LTD. Notes to the Financial Statements. For the Three Months Ended June 30, 2026, and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

During the three months ended June 30, 2026, the Company recorded equity settled share-based compensation expense of $23,048 (three months ended June 30, 2025 - $96) in relation to 200,000 stock options issued to officers of the Company during the year ended March 31, 2026.

During the three months ended June 30, 2026, the Company incurred fees totaling $54,513 (three months ended June 30, 2025 -$15,703) in respect of services provided by the Chief Financial Officer.

(b) Hunter Dickinson Services Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc acquires services from a number of related and arms-length contractors, and it is at Amarc’s discretion that HDSI provides certain contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s President, Chief Executive Officer and Director, and Corporate Secretary are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company and as available from HDSI (the “Services Agreement”).

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third-party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting periods:

	Three Months Ended June 30th,
	2026	2025
(Rounded to the Nearest Thousand)	($)	($)
Services received from HDSI and as requested by the Company	446,000	523,000
Information technology – infrastructure and support services	21,000	21,000
Office rent	13,000	15,000
Reimbursement, at cost, of third-party expenses
incurred by HDSI on behalf of the Company	84,000	160,000
Total	564,000	719,000

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AMARC RESOURCES LTD. Notes to the Financial Statements. For the Three Months Ended June 30, 2026, and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

(c) United Mineral Services Ltd.

 United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests. During the three months ended June 30, 2026, the Company incurred $Nil reimbursement of expenses to UMS (three months ended June 30, 2025 - $14,002), respective of geological services provided by UMS).

12. SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(a) Salaries, fees and benefits

Salaries, fees and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Three Months Ended June 30th,
	2026(1)	2025(1)
Salaries, Fees and Benefits	($)	($)
Exploration and evaluation expenses	114,000	2,957,000
Administration expenses	63,000	86,000
Total	177,000	3,043,000

(1)	rounded to the nearest whole thousand

(b) Office and administration expenses

Office and administration expenses include the following:

	Three Months Ended June 30th,
	2026(1)	2025(1)
	($)	($)
Salaries and Benefits	63,000	86,000
Data processing and retention	2,000	2,000
Insurance	12,000	8,000
Other office expenses	27,000	49,000
Total	104,000	145,000

(1)	rounded to the nearest whole thousand.

13. OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC, from HDSI under a lease agreement dated May 1, 2021, which expired on April 29, 2026. On May 1, 2026, the lease agreement was renewed for another 5 year term, expiring on April 30, 2031.

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AMARC RESOURCES LTD. Notes to the Financial Statements. For the Three Months Ended June 30, 2026, and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

Right-of-use asset

A summary of the changes in the right-of-use asset for the three months ended June 30, 2026 is as follows:

Right-Of-Use-Asset	($)
Balance at March 31, 2026	1,681
New lease agreement - Commencing May 1, 2026	162,950
Amortization for the period	(7,113)
Balance at June 30, 2026	157,518

Lease liability

On May 1, 2026, the Company entered into the lease agreement, which resulted in the lease liability of $212,682 (undiscounted value of $162,950, discount rate used was 12.00%). This liability represents the monthly lease payment from May 1, 2026 to April 30, 2031, the end of the lease term less abatement granted by HDSI.

A summary of changes in the lease liability during the three months ended June 30, 2026 are as follows:

Lease Liability	($)
Balance at March 31, 2026	2,347
Lease payment – base rent portion	(10,549)
Lease liability – accretion expense	3,152
New lease agreement	162,950
Balance at June 30, 2026	157,899

Current portion	28,469
Long-term portion	129,430

14. FINANCIAL RISK MANAGEMENT

(a) Capital management objectives

The Company’s primary objectives when managing capital are to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders’ equity as well as its cash as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company’s investment policy is to invest its cash in highly liquid, short-term, interest-bearing investments having maturity dates of three months or less from the date of acquisition, which are readily convertible into known amounts of cash.

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AMARC RESOURCES LTD. Notes to the Financial Statements. For the Three Months Ended June 30, 2026, and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

The Company is not subject to any imposed equity requirements.

There were no changes to the Company’s approach to capital management during the three months ended June 30, 2026.

(b) Carrying amounts and fair values of financial instruments

Fair value

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy for financial instruments measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1 ‐ applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 ‐ applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

Level 3 ‐ applies to assets or liabilities for which there are unobservable market data.

The Company’s recorded amounts of cash, amounts receivable, accounts payable and other liabilities approximate their respective fair values due to their short‐term nature. The carrying value of the restricted cash approximates its fair value, as it is cash-based. The Company’s marketable securities are carried at fair value based on quoted prices in active markets (level 1).

As at June 30, 2026, the carrying values of the Company’s financial assets and financial liabilities approximate their fair values.

(c) Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fair to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, and amounts receivable and other assets. The carrying values of these financial assets represent the Company’s maximum exposure to credit risk.

The Company limits the exposure to credit risk by only investing its cash in high-credit quality financial institutions in business and savings accounts, which are available on demand by the Company for its programs.

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AMARC RESOURCES LTD. Notes to the Financial Statements. For the Three Months Ended June 30, 2026, and 2025 (Expressed in Canadian Dollars, unless otherwise stated)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company ensures that there is sufficient cash in order to meet its short-term business requirements after taking into account the Company’s holdings of cash.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. In the management of liquidity risk, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations. The directors of the Company are of the opinion that, taking into account the Company’s cash reserves and external financial resources, the Company has sufficient working capital for its current obligations.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash matures impact interest income earned.

As at June 30, 2026, the Company’s exposure to interest rate risk was nominal.

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at June 30, 2026, the Company’s exposure to price risk was not significant in relation to these Financial Statements.

16. SUBSEQUENT EVENTS

(a) Grant of Options

Subsequent to the three months ended June 30, 2026, 250,000 options were granted at an exercise price of $0.94 for a period of 5 years.

(b) Private Placement

On August 24, 2026, the Company announced that it proposes to complete a private placement, led by strong participation from institutional investors, of approximately 20 million common shares of the Company (each, a “Share”) at a price of CAD$1.00 per Share to raise gross proceeds of approximately CAD$20 million (the “Offering”). The gross proceeds of the Offering will be used to advance any required future expenditures in relation to the JOY District, to fund working capital and general corporate purposes, project investigations, and to progress Amarc’s other properties, including DUKE and IKE.

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